# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Friedrich-Ebert Allee 140, Bonn, Germany (2M), 53113
Date of event which requires filing of this statement: 08/08/2025
Amends the filing with accession number 0001193125-13-214474
Filed by CIK 0000946770
Persons authorized to receive notices and communications: Dr. Axel Lutzner, VP DT Legal, Deutsche Telekom AG, Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113, 49-228-181-0

## Reporting persons
- Deutsche Telekom AG (CIK 0000946770): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 636,411,404; shared voting power 0; sole dispositive power 585,550,339; shared dispositive power 0; aggregate amount beneficially owned 636,411,404 (56.5% of the class)
- T-Mobile Global Zwischenholding GmbH (CIK 0001576359): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 636,411,404; shared voting power 0; sole dispositive power 585,550,339; shared dispositive power 0; aggregate amount beneficially owned 636,411,404 (56.5% of the class)
- T-Mobile Global Holding GmbH (CIK 0001576360): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 636,411,404; shared voting power 0; sole dispositive power 585,550,339; shared dispositive power 0; aggregate amount beneficially owned 636,411,404 (56.5% of the class)
- Deutsche Telekom Holding B.V. (CIK 0001597213): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 636,411,404; shared voting power 0; sole dispositive power 585,550,339; shared dispositive power 0; aggregate amount beneficially owned 636,411,404 (56.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: Friedrich-Ebert Allee 140, Bonn, Germany (2M), 53113
Comment:
This Amendment No. 33 (this "Amendment No. 33") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2013, (as amended and supplemented from time to time, this "Schedule 13D"), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Deutsche Telekom"), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom ("T-Mobile Global"), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global ("T-Mobile Holding"), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding ("DT Holding" and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the "Reporting Persons", and each, a "Reporting Person"), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of T-Mobile US, Inc., a Delaware corporation (the "Issuer" or "T-Mobile").

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 33 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Delaware Project 6 L.L.C. ("Project 6") and Delaware Project 9 L.L.C. ("Project 9"), each a wholly-owned subsidiary of SoftBank Group Corp. ("SoftBank"), if such Common Stock is not subject to the Proxy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5 is hereby amended and supplemented as follows:

The information contained in the cover pages of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons beneficially own, in aggregate, 636,411,404 shares of Common Stock consisting of (i) 585,550,339 shares of Common Stock held by DT Holding, (ii) 32,861,065 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 18,000,000 shares of Common Stock held by Project 9 and subject to the Proxy, representing 56.5% of the shares of the Common Stock outstanding as of July 18, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on July 23, 2025. The number of shares of Common Stock held by Project 6 and Project 9 is based solely on the information contained in the Schedule 13D filed by, among others, SoftBank, Project 6 and Project 9, as set forth in Schedule B.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: On August 8, 2025, Project 6 and Project 9 reported the sale, on August 6, 2025, of 182,043 and 9,251,557 shares of Common Stock, respectively, in an unregistered block sale transaction. The description of the transaction in the immediately preceding sentence is based solely on the information contained in the amendment to the Schedule 13D filed by, among others, SoftBank, Project 6 and Project 9 on August 8, 2025. Except as previously reported on this Schedule 13D or as set forth in Exhibit 66, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

## Signatures
- Deutsche Telekom AG: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (08/12/2025)
- T-Mobile Global Zwischenholding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (08/12/2025)
- T-Mobile Global Holding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (08/12/2025)
- Deutsche Telekom Holding B.V.: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (08/12/2025)